Exhibit 99.1

Viking Reports Second Quarter 2026 Financial Results

LOS ANGELES, August 19, 2026, Business Wire—Viking Holdings Ltd (the “Company” or “Viking”) (NYSE: VIK) today reported financial results for the second quarter ended June 30, 2026, and provided an update on bookings.

Key Highlights

•
Total revenue was $2,190.5 million for the second quarter of 2026, an increase of 16.5% compared to the same period in 2025.
•
Gross margin increased 15.7% and Adjusted Gross Margin increased 16.3% compared to the same period in 2025.
•
Net Yield was $645, an increase of 6.2% compared to the same period in 2025.
•
Adjusted EBITDA was $748.4 million, an increase of 18.2% compared to the same period in 2025.
•
Diluted EPS and Adjusted EPS were $1.31.
•
Net Leverage was 1.2x as of June 30, 2026.
•
As of August 9, 2026, for its Core Products, Viking had sold 96% of its Capacity Passenger Cruise Days for the 2026 season and 53% of its Capacity Passenger Cruise Days for the 2027 season.

“Our second quarter results reflect the continued execution of our long-term strategy and the strength of the Viking brand. During the quarter, our revenue increased 16.5%, driving an 18.2% year-over-year increase in Adjusted EBITDA, reflecting strong demand for our destination-focused offerings,” said Leah Talactac, President and CEO of Viking. “We also continued to thoughtfully expand our fleet while preserving the qualities that differentiate Viking and support the distinctive earnings power of our business. At the same time, we have introduced new land extensions and shore excursions that further enhance the guest experience and generate additional opportunities for revenue growth. Together, these investments reinforce our commitment to disciplined expansion and long-term value creation.”

Second Quarter 2026 Consolidated Results

During the second quarter of 2026, Capacity PCDs increased by 10.9% over the same period in 2025. This year-over-year increase was mainly driven by the growth of the Company’s fleet. Occupancy for the second quarter of 2026 was 94.4%.

Total revenue for the second quarter of 2026 was $2,190.5 million, an increase of $310.1 million, or 16.5%, over the same period in 2025 mainly driven by increased Capacity PCDs and higher revenue per PCD in 2026 compared to 2025.

Gross margin for the second quarter of 2026 was $928.8 million, an increase of $125.7 million, or 15.7%, over the same period in 2025 and Adjusted Gross Margin for the second quarter of 2026 was $1,438.9 million, an increase of $202.0 million, or 16.3%, over the same period in 2025. Net Yield was $645 for the second quarter of 2026, up 6.2% year-over-year.

For the second quarter of 2026, vessel operating expenses were $442.3 million and vessel operating expenses excluding fuel were $380.9 million. Compared to the same period in 2025, vessel operating expenses increased $64.6 million, or 17.1%, and vessel operating expenses excluding fuel increased $46.4 million, or 13.9%, mainly driven by the increase in the size of the Company’s fleet in 2026 compared to 2025.

Net income for the second quarter of 2026 was $587.7 million compared to $439.2 million for the same period in 2025. Adjusted Net Income attributable to Viking Holdings Ltd was $587.4 million compared to $439.0 million for the same period in 2025.

Adjusted EBITDA was $748.4 million, an increase of $115.5 million, or 18.2%, over the same period in 2025. The increase in Adjusted EBITDA was mainly driven by increased Capacity PCDs and higher revenue per PCD.

Diluted EPS and Adjusted EPS were $1.31 for the second quarter of 2026, compared to Diluted EPS and Adjusted EPS of $0.99 for the same period in 2025.

Update on Operating Capacity and Bookings

For our Core Products, operating capacity is 7% higher for the 2026 season compared to the 2025 season and 15% higher for the 2027 season compared to the 2026 season.

As of August 9, 2026, for our Core Products, we had sold 96% of our Capacity PCDs for the 2026 season and 53% for the 2027 season. We had $6,386 million of Advance Bookings for the 2026 season, 13% higher than the 2025 season at the same point in time; and we had $4,711 million of Advance Bookings for the 2027 season, 21% higher than the 2026 season at the same point in time. Advance Bookings per PCD for the 2026 season was $833, 6% higher than the 2025 season at the same point in time, and Advance Bookings per PCD for the 2027 season was $958, 10% higher than the 2026 season at the same point in time.

“With 96% of our 2026 capacity for our Core Products already sold, we are in a strong position for the balance of the year,” said Linh Banh, CFO of Viking. “We are also very pleased with our booked position for 2027. We are already 53% booked with capacity increasing 15% year-over year. These results reflect the continued strength of the demand for the Viking product and reinforce our confidence in the long-term growth trajectory of the business.”

Balance Sheet and Liquidity

As of June 30, 2026:

•
The Company had $4.0 billion in cash and cash equivalents and an undrawn revolver facility of $1.0 billion.
•
Scheduled principal payments are $116.7 million for the remainder of 2026 and $233.7 million for 2027.
•
Deferred revenue was $5.0 billion.

New Build and Capacity

Since our first quarter 2026 earnings release, the Company:

•
Took delivery of the Viking Mira, an ocean ship.
•
Took delivery of four river vessels:
o
The Viking Annar, the Viking Fjolvar and the Viking Dagur, which will operate in Europe.
o
The Viking Ptah, which will operate in Egypt.
•
Exercised its options for two ocean ships scheduled for delivery in 2032.

Based on the committed orderbook, the Company expects to take delivery of one ocean ship and five river vessels during the remainder of 2026.

Conference Call Information

The Company has scheduled a conference call for Wednesday, August 19, 2026, at 8 a.m. Eastern Time to discuss second quarter 2026 results and provide a business update. A link to the live webcast can be found on the Company’s Investor Relations website at https://ir.viking.com/. A replay of the conference call will also be available on the same website for 30 days after the call.

About Viking

Viking (NYSE: VIK) is a global leader in experiential travel with a fleet of more than 100 ships, exploring 21 rivers, five oceans and all seven continents. Designed for curious travelers with interests in science, history, culture and cuisine, Executive Chairman Torstein Hagen often says Viking offers experiences For The Thinking Person™. For additional information, visit www.viking.com.

Definitions

“Adjusted Earnings per Share” or “Adjusted EPS” represents Adjusted Net Income (Loss) attributable to Viking Holdings Ltd divided by Adjusted Weighted-Average Shares Outstanding.

“Adjusted EBITDA” is EBITDA (consolidated net income (loss) adjusted for interest income, interest expense, income tax benefit (expense) and depreciation, amortization and impairment) as further adjusted for currency gains or losses, share-based compensation expense and other financial income (loss) (which includes forward gains and losses, gain or loss on disposition of assets, certain non-cash fair value adjustments, restructuring charges and non-recurring items).

“Adjusted Gross Margin” is gross margin adjusted for vessel operating and ship depreciation and impairment. Gross margin is calculated pursuant to IFRS Accounting Standards as total revenue less total cruise operating expenses and ship depreciation and impairment.

“Adjusted Net Income (Loss) attributable to Viking Holdings Ltd” represents net income (loss) attributable to Viking Holdings Ltd excluding certain items that we believe are not part of our primary operating business and are not an indication of our future earnings performance. We believe that debt extinguishment and modification costs, gain (loss) on embedded derivatives associated with debt, impairment charges and reversals and certain other gains and losses are not a part of our primary operating business and are not an indication of our future earnings performance.

“Adjusted Weighted-Average Shares Outstanding” represents the diluted weighted-average ordinary shares and special shares outstanding, adjusted for dilutive share based awards to the extent not included in diluted weighted-average ordinary shares outstanding.

“Advance Bookings” is the aggregate ticketed amount for guest bookings for our voyages at a specific point in time, and include bookings for cruises, land extensions and air.

“Capacity Passenger Cruise Days” or “Capacity PCDs” with respect to any given period is a measurement of capacity that represents, for each ship operating during the relevant period, the number of berths multiplied by the number of Ship Operating Days, determined on an aggregated basis for all ships in operation during the relevant period.

“Core Products” are Viking River, Viking Ocean, Viking Expedition and Viking Mississippi, which are marketed to North America, the United Kingdom, Australia and New Zealand.

“Diluted Earnings Per Share” or “Diluted EPS” is diluted net income (loss) per share attributable to ordinary and special shares.

“IFRS Accounting Standards” are the IFRS® Accounting Standards as issued by the International Accounting Standards Board.

“Net Debt” is Total Debt plus lease liabilities net of cash and cash equivalents.

“Net Leverage” is Net Debt divided by trailing four quarter Adjusted EBITDA.

“Net Yield” is Adjusted Gross Margin divided by Passenger Cruise Days.

“Occupancy” is the ratio, expressed as a percentage, of Passenger Cruise Days to Capacity Passenger Cruise Days with respect to any given period. Contrary to many of our competitors, we do not allow more than two passengers to occupy a two berth stateroom. Additionally, we have guests who choose to travel alone and are willing to pay higher prices for single occupancy in a two-berth stateroom. As a result, our Occupancy cannot exceed 100% and may be less than 100%, even if all our staterooms are booked.

“Passenger Cruise Days” or “PCDs” is the number of passengers carried for each cruise, with respect to any given period and for each ship operating during the relevant period, multiplied by the number of Ship Operating Days.

“Ship Operating Days” is the number of days within any given period that a ship and vessel is in service and carrying cruise passengers, determined on an aggregated basis for all ships and vessels in operation during the relevant period.

“Total Debt” is indebtedness outstanding, gross of loan fees, excluding lease liabilities.

“Vessel operating expenses excluding fuel” is vessel operating expenses less fuel expense.

Non-IFRS Accounting Standards Financial Measures

We use certain non-IFRS Accounting Standards financial measures, such as Adjusted Gross Margin, Net Yield, Adjusted EBITDA, Adjusted Net Income (Loss) attributable to Viking Holdings Ltd and Adjusted EPS, to analyze our performance. We present Adjusted EBITDA as a performance measure because we believe it facilitates a comparison of our consolidated operating performance on a consistent basis from period-to-period and provides for a more complete understanding of factors and trends affecting our business than measures under IFRS Accounting Standards can provide alone. We also believe that Adjusted EBITDA is useful to investors in evaluating our operating performance because it provides a means to evaluate the operating performance of our business on an ongoing basis using criteria that our management uses for evaluation and planning purposes. Because Adjusted EBITDA facilitates internal comparisons of our historical financial position and consolidated operating performance on a more consistent basis, our management also uses Adjusted EBITDA in measuring our performance relative to that of our competitors, assessing our ability to incur and service our indebtedness and in communications with our board of directors concerning our operating performance. We utilize Adjusted Gross Margin and Net Yield to manage our business because these measures reflect revenue earned net of certain direct variable costs.

We also present certain non-IFRS Accounting Standards financial measures because we believe that they are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. Our non-IFRS Accounting Standards financial measures have limitations as analytical tools, may not be comparable to other similarly titled measures of other companies and should not be considered in isolation or as a substitute for analysis of our operating results as reported under IFRS Accounting Standards.

See “Definitions” for additional information about our non-IFRS Accounting Standards financial measures and “Non-IFRS Accounting Standards Reconciling Information” for a reconciliation for each non-IFRS Accounting Standards financial measure to the most directly comparable IFRS Accounting Standards financial measure.

Cautionary Statement Concerning Forward-Looking Statements

Certain statements in this press release constitute “forward-looking statements” within the meaning of the U.S. federal securities laws intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this press release, including among others, statements relating to our future financial performance, our business prospects and strategy, our expected fleet additions, our anticipated financial position, liquidity and capital needs and other similar matters. In some cases, we have identified forward-looking statements in this press release by using words such as “anticipates,” “estimates,” “expects,” “intends,” “plans” and “believes,” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may” and “could.” These forward-looking statements are based on management’s current expectations and assumptions about future events, which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict or which are beyond our control. You should not place undue reliance on the forward-looking statements included in this press release or that may be made elsewhere from time to time by us, or on our behalf. Our actual results may differ materially from those expressed in, or implied by, the forward-looking statements included in this press release as a result of various factors, which are described in our filings with the U.S. Securities and Exchange Commission.

Forward-looking statements speak only as of the date of this press release. Except as required by law, we assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future. All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

Contact

Investor Relations

Email: investorrelations@viking.com

Public Relations

Email: vikingpr@edelman.com

VIKING HOLDINGS LTD
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in USD and thousands, except per share data, unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2026	2025	2026	2025
Revenue
Cruise and land	$2,032,504	$1,755,197	$3,004,266	$2,590,162
Onboard and other	157,997	125,170	239,976	187,261
Total revenue	2,190,501	1,880,367	3,244,242	2,777,423
Cruise operating expenses
Commissions and transportation costs	(453,824)	(400,996)	(658,033)	(576,680)
Direct costs of cruise, land and onboard	(297,734)	(242,448)	(430,114)	(350,477)
Vessel operating	(442,325)	(377,658)	(799,793)	(687,606)
Total cruise operating expenses	(1,193,883)	(1,021,102)	(1,887,940)	(1,614,763)
Other operating expenses
Selling and administration	(268,669)	(248,293)	(540,883)	(492,155)
Depreciation and amortization	(84,048)	(65,440)	(159,457)	(134,240)
Total other operating expenses	(352,717)	(313,733)	(700,340)	(626,395)
Operating income	643,901	545,532	655,962	536,265
Non-operating income (expense)
Interest income	26,931	19,708	50,320	39,897
Interest expense	(82,165)	(83,978)	(159,041)	(170,682)
Currency gain (loss)	4,680	(37,245)	3,370	(62,852)
Other financial income (loss)	1,130	(184)	(5,250)	(1,080)
Income before income taxes	594,477	443,833	545,361	341,548
Income tax expense	(6,775)	(4,596)	(11,896)	(7,763)
Net income	$587,702	$439,237	$533,465	$333,785

Net income attributable to Viking Holdings Ltd	$587,442	$439,048	$533,062	$333,575
Net income attributable to non-controlling interests	$260	$189	$403	$210

Weighted-average ordinary and special shares outstanding (in thousands)
Basic	446,378	443,227	446,132	443,070
Diluted	448,074	445,549	447,888	445,308
Net income per share attributable to ordinary and special shares
Basic	$1.32	$0.99	$1.19	$0.75
Diluted	$1.31	$0.99	$1.19	$0.75

VIKING HOLDINGS LTD
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME (LOSS)
(in USD and thousands, unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2026	2025	2026	2025
Net income	$587,702	$439,237	$533,465	$333,785
Other comprehensive income (loss)
Other comprehensive income (loss) to be reclassified to net income (loss) in subsequent periods:
Exchange differences on translation of foreign operations	(4,456)	2,307	(9,774)	2,931
Net change in cash flow hedges	(24,874)	72,618	(43,828)	111,046
Net other comprehensive (loss) income to be reclassified to net income (loss) in subsequent periods	(29,330)	74,925	(53,602)	113,977

Other comprehensive (loss) income, net of tax	(29,330)	74,925	(53,602)	113,977
Total comprehensive income	$558,372	$514,162	$479,863	$447,762

Total comprehensive income attributable to Viking Holdings Ltd	$558,112	$513,969	$479,460	$447,547
Total comprehensive income attributable to non-controlling interests	$260	$193	$403	$215

VIKING HOLDINGS LTD
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in USD and thousands, unaudited)

	June 30, 2026	December 31, 2025
		(audited)
Assets
Non-current assets
Property, plant and equipment and intangible assets	$8,389,082	$7,255,084
Right-of-use assets	290,470	278,814
Deferred tax assets	53,789	55,183
Other non-current assets	136,691	140,633
Total non-current assets	8,870,032	7,729,714
Current assets
Cash and cash equivalents	3,985,421	3,803,944
Accounts and other receivables	147,529	142,043
Inventories	110,356	95,780
Prepaid expenses and other current assets	671,424	461,226
Total current assets	4,914,730	4,502,993
Total assets	$13,784,762	$12,232,707
Shareholders’ equity and liabilities
Shareholders’ equity	$1,652,374	$1,121,342
Non-current liabilities
Long-term debt	5,738,275	5,127,368
Long-term portion of lease liabilities	219,041	212,437
Other non-current liabilities	81,289	54,295
Total non-current liabilities	6,038,605	5,394,100
Current liabilities
Accounts payables	327,435	259,013
Current portion of long-term debt	205,910	374,607
Short-term portion of lease liabilities	29,200	26,484
Deferred revenue	5,040,863	4,605,161
Accrued expenses and other current liabilities	490,375	452,000
Total current liabilities	6,093,783	5,717,265
Total shareholders’ equity and liabilities	$13,784,762	$12,232,707

VIKING HOLDINGS LTD
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in USD and thousands, unaudited)

	Six Months Ended
	June 30,
	2026	2025
Cash flows from operating activities
Net income	$533,465	$333,785
Adjustments to reconcile net income to net cash flows
Depreciation and amortization	159,457	134,240
Amortization of debt transaction costs	15,954	14,022
Foreign currency (gain) loss on debt	(15,656)	73,696
Share based compensation expense	37,890	36,365
Interest income	(50,320)	(39,897)
Interest expense	143,087	156,660
Other	5,212	(1)
Changes in working capital:
Increase in deferred revenue	435,702	330,076
Changes in other liabilities and assets	(147,759)	18,164
Increase in inventories	(14,576)	(601)
Changes in deferred tax assets and liabilities	6,240	3,116
Changes in other non-current assets and other non-current liabilities	30,657	3,184
Income taxes paid	(8,054)	(4,243)
Net cash flow from operating activities	1,131,299	1,058,566
Cash flows from investing activities
Investments in property, plant and equipment and intangible assets	(1,266,788)	(814,382)
Capital contribution to associated company	—	(6,500)
Loan to related party	(36,882)	—
Proceeds from repayment of related party loan	31,251	—
Interest received	50,235	31,115
Net cash flow used in investing activities	(1,222,184)	(789,767)
Cash flows from financing activities
Repayments of long-term debt	(317,731)	(372,886)
Proceeds from long-term debt	800,046	430,507
Transaction costs incurred for long-term debt	(45,179)	(41,912)
Proceeds from issuance of ordinary shares from equity plans	10,087	9,600
Principal payments for lease liabilities	(13,344)	(17,451)
Interest payments for lease liabilities	(9,083)	(9,546)
Interest paid	(159,994)	(159,126)
Other	(559)	(867)
Net cash flow from (used in) financing activities	264,243	(161,681)
Change in cash and cash equivalents	173,358	107,118
Effect of exchange rate changes on cash and cash equivalents	2,784	8,223
Net increase in cash and cash equivalents	$176,142	$115,341
Cash and cash equivalents
Cash and cash equivalents at January 1	$3,809,279	$2,489,672
Cash and cash equivalents at June 30	3,985,421	2,605,013
Net increase in cash and cash equivalents	$176,142	$115,341

The following table sets forth selected statistical and operating data on a consolidated basis:

Statistical and Operating Data	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2026	2025	2026	2025
	(unaudited)		(unaudited)
Consolidated
Vessels operated (a)	99	90	99	90
Passengers	249,999	224,643	369,756	328,125
PCDs	2,232,470	2,038,772	3,436,204	3,165,630
Capacity PCDs	2,364,226	2,131,907	3,634,927	3,324,274
Occupancy	94.4%	95.6%	94.5%	95.2%
Adjusted Gross Margin (in thousands)	$1,438,943	$1,236,923	$2,156,095	$1,850,266
Net Yield	$645	$607	$627	$584
Vessel operating expenses (in thousands)	$442,325	$377,658	$799,793	$687,606
Vessel operating expenses excluding fuel (in thousands)	$380,918	$334,518	$697,019	$602,753
Vessel operating expenses per Capacity PCD	$187	$177	$220	$207
Vessel operating expenses excluding fuel per Capacity PCD	$161	$157	$192	$181

(a)	Vessels operated includes chartered vessels.

The following table sets forth selected statistical and operating data for Viking River and for Viking Ocean:

Statistical and Operating Data	Six Months Ended
	June 30,
	2026	2025
	(unaudited)
Viking River
Passengers	168,604	163,246
PCDs	1,296,703	1,266,976
Capacity PCDs	1,368,188	1,325,272
Occupancy	94.8%	95.6%
Adjusted Gross Margin (in thousands)	$855,526	$768,432
Net Yield	$660	$607
Viking Ocean
Passengers	165,274	133,622
PCDs	1,799,067	1,610,785
Capacity PCDs	1,885,454	1,692,818
Occupancy	95.4%	95.2%
Adjusted Gross Margin (in thousands)	$1,067,572	$887,545
Net Yield	$593	$551

Non-IFRS Accounting Standards Reconciling Information

The following table reconciles gross margin, the most directly comparable IFRS Accounting Standards measure, to Adjusted Gross Margin for the three and six months ended June 30, 2026 and 2025 on a consolidated basis:

	Three Months Ended		Six Months Ended
Consolidated	June 30,		June 30,
	2026	2025	2026	2025
	(unaudited)		(unaudited)
(in thousands)
Total revenue	$2,190,501	$1,880,367	$3,244,242	$2,777,423
Total cruise operating expenses	(1,193,883)	(1,021,102)	(1,887,940)	(1,614,763)
Ship depreciation	(67,829)	(56,151)	(129,887)	(114,043)
Gross margin	928,789	803,114	1,226,415	1,048,617
Ship depreciation	67,829	56,151	129,887	114,043
Vessel operating	442,325	377,658	799,793	687,606
Adjusted Gross Margin	$1,438,943	$1,236,923	$2,156,095	$1,850,266

The following table reconciles gross margin, the most directly comparable IFRS Accounting Standards measure, to Adjusted Gross Margin for the six months ended June 30, 2026 and 2025 for Viking River and for Viking Ocean:

	Six Months Ended
Viking River	June 30,
	2026	2025
	(unaudited)
(in thousands)
Total revenue	$1,379,849	$1,235,802
Total cruise operating expenses	(840,820)	(745,508)
Ship depreciation	(38,667)	(36,027)
Gross margin	500,362	454,267
Ship depreciation	38,667	36,027
Vessel operating	316,497	278,138
Adjusted Gross Margin	$855,526	$768,432

	Six Months Ended
Viking Ocean	June 30,
	2026	2025
	(unaudited)
(in thousands)
Total revenue	$1,548,884	$1,271,869
Total cruise operating expenses	(850,158)	(698,170)
Ship depreciation	(69,328)	(60,905)
Gross margin	629,398	512,794
Ship depreciation	69,328	60,905
Vessel operating	368,846	313,846
Adjusted Gross Margin	$1,067,572	$887,545

The following table reconciles vessel operating expenses excluding fuel to vessel operating expenses, the most directly comparable IFRS Accounting Standards measure, for the three and six months ended June 30, 2026 and 2025:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2026	2025	2026	2025
	(unaudited)		(unaudited)
(in thousands)
Vessel operating expenses	$442,325	$377,658	$799,793	$687,606
Fuel expense	(61,407)	(43,140)	(102,774)	(84,853)
Vessel operating expenses excluding fuel	$380,918	$334,518	$697,019	$602,753

The following tables reconcile net income, the most directly comparable IFRS Accounting Standards measure, to Adjusted EBITDA for the three and six months ended June 30, 2026 and 2025:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2026	2025	2026	2025
	(unaudited)		(unaudited)
(in thousands)
Net income	$587,702	$439,237	$533,465	$333,785
Interest income	(26,931)	(19,708)	(50,320)	(39,897)
Interest expense	82,165	83,978	159,041	170,682
Income tax expense	6,775	4,596	11,896	7,763
Depreciation and amortization	84,048	65,440	159,457	134,240
EBITDA	733,759	573,543	813,539	606,573
Other financial loss	—	—	5,212	—
Currency (gain) loss	(4,680)	37,245	(3,370)	62,852
Share based compensation expense	19,354	22,157	37,890	36,365
Adjusted EBITDA	$748,433	$632,945	$853,271	$705,790

The following tables reconcile net income (loss) attributable to Viking Holdings Ltd, the most directly comparable IFRS Accounting Standards measure, to Adjusted Net Income (Loss) attributable to Viking Holdings Ltd and diluted weighted-average ordinary shares and special shares outstanding, the most directly comparable IFRS Accounting Standards measure, to Adjusted Weighted-Average Shares Outstanding for the three and six months ended June 30, 2026 and 2025. Additionally, the following tables show the calculation of Adjusted EPS the three and six months ended June 30, 2026 and 2025:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2026	2025	2026	2025
	(unaudited)		(unaudited)
(in thousands)
Net income attributable to Viking Holdings Ltd	$587,442	$439,048	$533,062	$333,575
Impairment loss	—	—	5,212	—
Adjusted Net Income attributable to Viking Holdings Ltd	$587,442	$439,048	$538,274	$333,575

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2026	2025	2026	2025
	(unaudited)		(unaudited)
(in thousands)
Weighted-average ordinary shares and special shares outstanding – Diluted	448,074	445,549	447,888	445,308
Adjusted Weighted-Average Shares Outstanding	448,074	445,549	447,888	445,308

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2026	2025	2026	2025
	(unaudited)		(unaudited)
(in thousands, except Adjusted EPS)
Adjusted Net Income attributable to Viking Holdings Ltd	$587,442	$439,048	$538,274	$333,575
Adjusted Weighted-Average Shares Outstanding	448,074	445,549	447,888	445,308
Adjusted EPS	$1.31	$0.99	$1.20	$0.75

The following table calculates Net Leverage for the twelve months ended June 30, 2026 and March 31, 2026:

	June 30, 2026		March 31, 2026
	(unaudited)
(in thousands, except Net Leverage)
Long-term debt (a)	$5,904,445		$5,556,095
Current portion of long-term debt (a)	233,269		199,022
Long-term portion of lease liabilities	219,041		205,607
Short-term portion of lease liabilities	29,200		27,940
Total	6,385,955		5,988,664
Less: Cash and cash equivalents	(3,985,421)		(4,046,703)
Net Debt	$2,400,534		$1,941,961

Adjusted EBITDA	$2,019,569		$1,904,081
Net Leverage	1.2	x	1.0	x

(a) All amounts are gross of fees.